Exhibit 21.01

SYMANTEC CORPORATION

SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Blue Coat Holdings LLC	Delaware
Blue Coat LLC	Delaware
LifeLock, Inc.	Delaware
MessageLabs Group Limited	United Kingdom
MessageLabs Limited	United Kingdom
Symantec (Canada) Corporation	Canada
Symantec (Switzerland) Sarl	Switzerland
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec Australia Holding Pty Limited	Australia
Symantec Holdings Limited	Ireland
Symantec International Unlimited Company	Ireland
Symantec Japan, Inc.	Japan
Symantec Japan, LLC	Japan
Symantec Jersey Limited	Jersey
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware
Symantec Security (UK) Limited	United Kingdom
Symantec Software India Private Limited	India
Symantec Technologies (Ireland) Limited	Ireland
Veritas Software Corporation	Delaware